CHALONE
                                   Wine Group

                              --------------------

             Chalone Vineyard Edna Valley Vineyard Carmenet Acacia
                     Domaines Barons de Rothschild (Lafite)

                                October 25, 1995

Securities and Exchange Commission
Branch 11
450 5th Street, N.W.
Washington, D.C. 20549

                        Re: The Chalone Wine Group, Ltd.
                            Commission File No. 0-13406
                            ---------------------------

Gentlemen:

     In accordance with the Commission's Rules, including the EDGAR Rules, we transmit herewith in the requisite number of copies a Form 10-C for this company, reflecting an increase in total shares outstanding as the result of new issuances effective this date.

     Under cover of a copy of this letter copies of the Form are concurrently being sent via Federal Express to The Nasdaq Stock Market, Inc., Uniform Practice Department and Listing of Additional Shares Program.

     Please do not hesitate to contact us if you have any questions or comments.

                                          Very sincerely,

                                      by: /s/ William L. Hamilton
                                          -----------------------------------
                                              William L. Hamilton
                                              Executive Vice President

WLH:cac
CHVF 94.7
Enclosures

cc:  The Nasdaq Stock Market, Inc. (w/encl.)
     Uniform Practice Department, 80 Merrill Boulevard,
          Trumbull, CT 06111
                            and
     Listing of Additional Shares Program, 1135 K Street, N.W.,
          Washington, D.C. 20006-1500



                  621 Airpark Road Napa California 94558-6272
                         707-254-4200 FAX 707-254-4201

Form 10-C

Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market(SM), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:   THE CHALONE WINE GROUP, LTD.
                                             -----------------------------------

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:  621 Airpark Road, Napa, CA 94558-6272
                                       -----------------------------------------

ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):   (707) 254-4200
                                                --------------------------------

I. Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security    Common stock (no par value)
                     -----------------------------------------------------------
2. Number of shares outstanding before the change   4,975,159
                                                 -------------------------------
3, Number of shares outstanding after the change    7,577,636
                                                --------------------------------
4. Effective date of change   October 25, 1995
                           -----------------------------------------------------
5. Method of change  New issuances, for cash and on conversion of debentures.
                   -------------------------------------------------------------
Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split acquisition of stock for treasury, etc.) private placement
                                                             -------------------
Give brief description of transaction  Issuance is part of a transaction
                                      ------------------------------------------
    embodied in a certain Omnibus Agreement dated August 22, 1995.

II. Change in Name of Issuer   Not Applicable

1. Name prior to change
                        --------------------------------------------------------
2. Name after change
                    ------------------------------------------------------------
3. Effective date of charter amendment changing name
                                                    ----------------------------
4. Date of shareholder approval of change, if required
                                                      --------------------------

October 25, 1995                                 /s/ William L. Hamilton
--------------------------------------------------------------------------------
DATE                (OFFICER'S SIGNATURE AND TITLE)  William L. Hamilton
                                                      Executive Vice President &
                                                       Chief Financial Officer